UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011
Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

 (Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México,  D.F. 11311
México

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Press Release No. 109/2011: PETRÓLEOS MEXICANOS

Date: December 18, 2011

MEXICO, D.F.

Appointment of Alejandro Martínez Sibaja as Director General of Pemex-Gas and Basic Petrochemicals by President Calderón

On December 18, 2011, Mr. Felipe Calderón, President of Mexico, appointed Mr. Alejandro Martínez Sibaja to the post of Director General of Pemex-Gas and Basic Petrochemicals (PGPB), where he has held numerous positions since 1995.  Mr. Martínez Sibaja obtained a Bachelor’s degree in Chemical Engineering from Universidad Nacional Autónoma de México (UNAM) and holds a Master’s degree in Business Administration from the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

In 1995, Mr. Martínez Sibaja was appointed Associate Managing Director of Programming and Analysis in the Office of the Deputy Director of Liquid Gas of Pemex-Gas and Basic Petrochemicals. Afterwards, he was appointed Commercial Associate Managing Director of Transportation for the pipeline division.  In 2005, he was named Deputy Director of Operation and Strategy Execution at the Corporate Direction of Operations of Petróleos Mexicanos and in June 2010, he was appointed Deputy Director of Natural Gas.

Press Release No. 111/2011: PETRÓLEOS MEXICANOS

Date: December 20, 2011

MEXICO, D.F.

Pemex maintains open communication channels with Repsol

On December 20, 2011 at 6:52am, Sacyr Vallehermoso notified Petróleos Mexicanos of its intent to terminate the shareholders agreement between the two parties.  Sacyr’s recent actions stem from its need to restructure its shareholder position in Repsol, with the underlying goal of refinancing its debt.

Petróleos Mexicanos has remained in communication and open to further negotiations with various Repsol shareholders and management.  Repsol has offered the possibility of an industrial agreement to maximize the opportunities for collaboration between the two parties, in addition to certain measures which would increase the stature of Petróleos Mexicanos in the company’s Board of Directors.

Petróleos Mexicanos and Repsol continue to discuss the characteristics and conditions of these potential agreements.

The Committee for Strategy and Investment of the Board of Directors of Petróleos Mexicanos has proposed several potential courses of action, which include the modification and establishment of various collaboration plans, and has also discussed the appropriate level of shareholder participation in Repsol.

Petróleos Mexicanos expects to undertake the course of action that will most benefit the standing of the company in relation to Repsol, taking into account any actions of the Board of Directors of Repsol as well as the opinion of the Board of Directors of Petróleos Mexicanos.

Petróleos Mexicanos, a shareholder of Repsol for over twenty years, reiterates its intention to collaborate with the company and its shareholders.  In this regard, it will continue to seek the course of action that will maximize the company’s value.

Press Release No. 112/2011: PETRÓLEOS MEXICANOS

Date: December 22, 2011

MEXICO, D.F.

Appointment of Luis Felipe Luna Melo, Director General of P.M.I. Comercio Internacional

On December 22, 2011, the Board of Directors of P.M.I. Comercio Internacional, S.A. de C.V. (PMI) appointed Mr. Luis Felipe Luna Melo as Director General of this subsidiary company of Petróleos Mexicanos.  Mr. Luna Melo obtained a Bachelor’s degree in Mechanical Electrical Engineering from the Universidad Nacional Autónoma de México (UNAM) and holds a Master’s degree in Business Administration from McGill University in Montreal.

Mr. Luna Melo has 27 years of experience at PEMEX, in various positions in the international sector.  He served as the commercial representative of Petróleos Mexicanos in Tokyo and was in charge of new business development in PMI.  In 1992, he was part of the discussions with Shell to create the Deer Park refinery in Texas and also served as President of PMI Holdings North America.

In 1996, he was appointed Deputy Director of Natural Gas of Pemex-Gas and Basic Petrochemicals.  In 2007, he was appointed Deputy Director of Planning and Project Development of Petróleos Mexicanos.  Since April 2010, he had been the Deputy Director of Economic Planning in the Office of the Corporate Director of Finance of Petróleos Mexicanos.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Arturo Delpech del Ángel
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: December 30, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.